Citizens Communications Company
                                3 High Ridge Park
                           Stamford, Connecticut 06905
                                 (203) 614-5675

                                  May 31, 2006


CONFIDENTIAL   PORTION  MARKED   [*******]  HAS  BEEN  OMITTED   PURSUANT  TO  A
CONFIDENTIAL TREATMENT REQUEST AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.


BY EDGAR - CORRESPONDENCE
-------------------------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Larry Spirgel

Re:      Citizens Communications Company
         Form 10-K/A #1 for Fiscal Year Ended December 31, 2005
         Filed March 2, 2006
         File No. 1-11001

Ladies and Gentlemen:

     Citizens Communications Company (the "Company") is hereby responding to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated April 25, 2006 with respect to the above referenced Form 10-K/A. For your convenience, each comment from the comment letter is repeated here, followed by the Company's response and the paragraph numbering below corresponds to the numbering in the comment letter.

Comment 1
---------

Form 10-K/A for Fiscal Year Ended December 31, 2005
---------------------------------------------------
Managements Discussion and Analysis, page 22
--------------------------------------------

Refer to the top carryover paragraph of page F-13 and to the sixth paragraph of page F-39. With a view to additional disclosure, tell us about your asbestos and other environmental contamination contingencies and obligations. In reasonable detail, describe these environmental problems. Tell us of any amount accrued and/or charged to operations. Describe how these amounts correspond to the underlying events. Provide us with an analysis of your expected trends in future environmental costs. See Staff Accounting Bulletin Topic 5Y. We believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonable possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.

     Among the disclosures called for in the SAB are as follows:

     -    Circumstances   affecting  the   reliability  and  precision  of  loss
          estimates;

     - The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

     - Whether, and to what extent, losses may be recoverable from third parties;

     -    The contribution of other parties;

     -    The period in which claims for recovery may be realized;

     -    The likelihood that claims for recovery may be contested;

     - The financial condition of third parties from which recovery is expected;

     -    The timing of payments of accrued and unrecognized amounts;

     - The material components of the accruals and significant assumptions underlying estimates;

     - The recurring costs of managing hazardous substances and pollutions in ongoing operations;

     - Capital expenditures to limit or monitor hazardous substances or pollutants;

     -    Mandated expenditures to remediate previously contaminated sites;

     - Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

     - Disaggregated disclosure that describes accrued and reasonable likely losses with respect to particular environmental sites that are individually material;

     - The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Response
--------

We refer the staff to our response at comment number (3) for our discussion of environmental matters concerning poles and asbestos. We respond in this comment to questions concerning the Company's disclosure on page F-39 of its Form 10-K/A.

The lawsuit in Bangor, Maine does not arise from any of our current operations, but is instead a "legacy" problem arising out of a 1948 acquisition by Citizens of Bangor Gas Company. Bangor Gas had owned and operated a Manufactured Gas Plant (MGP) in Bangor since the 1850's. Citizens has not operated that facility since 1963. We are not aware of Citizens having similar potential exposure at any other sites.

This case is different from many "onsite" contamination cases in which liability is acknowledged and the only issue is over the potential costs of cleanup. On the contrary, we have been disputing our liability since we became aware of the City of Bangor's claims against us with respect to the contamination in the Penobskot River.

In addition, as we stated in the Form10-K/A, we have sued a number of publicly-held third parties who may have contributed to the contamination in the Penobskot River. We also have brought suit against a number of our historic insurance carriers to require them to reimburse us for our defense costs and indemnify us against any loss related to the lawsuit. We believe the various third party defendants and almost all of the insurance carriers are financially capable of bearing whatever responsibility they might have in this matter.

********************************************************************************
********************************************************************************
********************************************************************************
********************************************************************************
********************************************************************************
************************.

We considered the disclosure requirements of SAB Topic 5Y and believe that our disclosure is adequate:

     -    Circumstances   affecting  the   reliability  and  precision  of  loss
          estimates - **********************************************************
          *******************.

     - The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency - not applicable.

     - Whether, and to what extent, losses may be recoverable from third parties - although we have stated in our disclosure that we have sued a number of third parties, further discussion is not warranted since no loss has been sustained.

     - The contribution of other parties - not applicable, as no loss has been sustained (although we have stated in our disclosure that we have sued a number of third parties and insurance carriers).

     - The period, likelihood and financial condition of parties from which recovery may be realized - all not applicable, as no loss has been sustained (although we have stated in our disclosure that we have sued a number of third parties)

     -    Timing  of  payments  of  accrual  and  unrecognized   amounts  -  not
          applicable, the court has still not rendered a decision in the liability phase of the trial and no payments have been made.

     - The material components of the accruals and significant assumptions underlying estimates - **********************************.

     -    Recurring costs - not applicable.

     -    Capital expenditures - not applicable.

     -    Mandated expenditures - not applicable.

     - Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances - not applicable.

     - Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually immaterial - not applicable, as we have no such accruals.

     - The consequences on amounts accrued and the range of estimates for investigations and remediations with respect to individual sites; not applicable.

Comment 2
---------

(a) Liquidity and Capital Resources, page 24
--------------------------------------------

Refer to the third and fourth paragraphs of page 24, which states that you intend to allocate significant capital resources to high-speed internet, wireless and VOIP services, and that you expect to increase 2006 capital expenditures to build wireless data networks and expand current data networks. With a view to expanded disclosure, tell us in greater detail how you intend to increase material capital expenditures for each of these purposes during 2006 and beyond those next twelve months. Describe the planned build-out and the technologies that you plan to employ. Describe how these new plant resources will interphase with your current copper-line networks. Tell us how much optical fiber, wireless and other plant resource you plan to install. How much will these new plant resources cost? Tell us the planned sources of capital that you plan to rely upon to finance these new plant assets. We believe that your discussion of capital resources should include a more detailed discussion of your material capital expenditures for the 12-month period following your most recent balance sheet date and beyond as required by financial Reporting Release Codification Section 501.03.a.

Response
--------

Capital Expenditures for our Incumbent Local Exchange Carrier business ("ILEC") were approximately $252,213,000, $263,193,000 and $243,445,000 for the three years ended December 31, 2005, 2004 and 2003, respectively. For the year ended 2006, we have budgeted our ILEC capital expenditures to be in the range of $270,000,000 to $280,000,000.

The 2006 plan represents an approximate 10% increase over our historic three year average ($25 million over a base of $253 million).

We have not made a dramatic change in the total level of spending or the mix of our spending. Our budget for 2006 contemplates and allows for the continued upgrade of our existing facilities (the vast majority of our capital spending) while allocating certain capital for non-traditional service offerings such as wireless, VOIP and super high-speed internet. These investments are less than 10% of our total capital spending. In addition, there are no long-term commitments for capital expenditures either made or expected as a result of expanding into these service offerings. We have adjusted the language in our recently filed 10-Q for the three months ended March 31, 2006 as follows:

For the three months ended March 31, 2006, our capital expenditures were $43.8 million. We continue to closely scrutinize all of our capital projects, emphasize return on investment and focus our capital expenditures on areas and services that have the greatest opportunities with respect to revenue growth and cost reduction. We anticipate capital expenditures of approximately $270.0 -
280.0 million for 2006.

Comment 3
---------

Financial Statements
--------------------
Accounting for Conditional Asset Retirement Obligations, page F-13
------------------------------------------------------------------

Refer to the top carryover paragraph of page F-14, which indicates that you have unrecorded legal obligations to remove poles and asbestos. Describe these obligations and tell us why you are unable to estimate them. What information is not currently available? Explain to us why this information is necessary. Tell us when and under what circumstances this information will or may become available. Describe how you applied the guidance of SFAS 143 and FIN 47 to these obligations.

Response - Poles
--------

In evaluating the standards we determined that there is no obligation to remove poles. However, an asset retirement obligation for the disposal of poles could exist if (1) a sufficient number of poles were removed, (2) the poles removed still retained enough chemical to qualify as a hazardous waste, (3) that the disposal costs would be incremental to normal disposal costs (i.e. something other than ordinary trash disposal).

Whether any particular pole contains enough hazardous material to reach the threshold of being considered a hazardous waste is indeterminate. The Company would need to evaluate on a case by case (pole by pole) basis at the time a pole is replaced, whether that pole is hazardous and what the cost of disposal would be at that time. We have no legal nor an operational timetable to remove or replace poles. Only the costs to dispose of poles that contain hazardous material still above the hazardous threshold at the time of removal would need to be accounted for as an asset retirement obligation. We have no reasonable basis for making such a determination until a pole has been damaged by weather, vehicle accidents, etc. The timing of those events occurring cannot be predicted with reasonable accuracy and, accordingly, an estimate of whether the poles are hazardous cannot be determined.

It is important to also understand that the Company's telephone operations were acquired by acquisition primarily during the late 1990's and early 2000's. The records the Company inherited indicate that we have poles in service ranging as far back as 100 years.

Wood poles have been primarily treated with three types of preservatives over the years.

     -    Pentachlorophenol
     -    Chromated copper arsenic
     -    Creosote

With respect to pentachlorophenol, Citizens utilizes "Material Safety Data Sheets" prepared by Koppers Industris, Inc. as required by the OSHA Hazard Communication Standard (29 CFR 19(0.(200). The Koppers instructions for waste disposal of wood treated with pentachlorophenol indicate disposal "by ordinary trash collection or burial."

Chromated copper arsenic is the treatment commonly applied to residential decking material and outdoor wooden play sets. There are no federal or state regulations (in the 23 States that we operate) that requires special disposal procedures.

Creosote however is the oldest of the three types of preservatives and would only exist in limited quantities. We do not believe that the levels of creosote in the poles that were so treated remain in sufficient quantities to qualify as a hazardous waste.

As a result, if we could eliminate the uncertainties noted above, we believe that we would not have a material ARO liability for poles.

Response - Asbestos
--------

The Company has no plans for any major building renovations in the foreseeable future, with only a small number of roof replacements scheduled in 2006 (none will involve disturbing asbestos). According to paragraph 5(b) of FIN 47, examples of information that are expected to provide a basis for estimating the potential settlement dates include an assessment of management's intent. Regarding roof repairs, if a roof were in need of repair it is the practice of the building facilities group to first attempt to patch over the roof damage without replacing the roof structure thereby avoiding the disturbance of any asbestos.

The Company has no plans or expectation of plans to undertake a major renovation that would require the removal of asbestos. Therefore, the Company is unable to reasonably estimate the fair value of the liability as the settlement date or range of potential settlement dates is not available. The Company has an indeterminate settlement date for the asbestos obligation as the range of time over which the Company may settle the obligation is unknown or cannot be reasonably estimated.

Due to the uncertainty of the time period, we concluded that our liability for asbestos removal was indeterminate; we are unable to more clearly define when and indeed if ever, we will disturb the asbestos in our buildings. We will evaluate any potential liability for asbestos removal as our capital plans change.

Comment 4
---------

(4) Property, Plant and Equipment, page F-14
--------------------------------------------

Refer to the last paragraph of page 35 of your Form 10-K/A, which discloses that you expect that your depreciation expense will decline in 2006 by approximately 12.5% compared to 2005, because you have extended the remaining useful lives of your copper facilities to a range of 26 to 30 years from approximately 16 years. Give us an analysis and tell us which facilities are involved, whether
"last-mile", distribution copper or other facilities. Describe the finding of the independent study. In light of the intensifying competition and rapid technological change in your industry, tell us why it is appropriate to increase the depreciable lives of your copper facilities. Address the continuing impact of the expansion of broadband services on your customers' utilization of "copper-pairs" (see the penultimate paragraph of page 4). Also address the impact of expected demand for higher broadband data rates. Will market pressures force you to replace distribution copper with fiber? If so, tell us when.

Response
--------

During October 2005, we obtained an independent study of the useful lives of our plant. This study was performed by Foster Associates ("Foster"), who is knowledgeable in the industry and has extensive experience with depreciation studies. The lives developed by the study were adopted and used to compute depreciation expense going forward, effective October 1, 2005. The Company's last independent evaluation of its depreciation rates was completed in October 2001. While many of the proposed lives for 2005 changed marginally from those used during the period 2001 to September 30, 2005, certain categories of assets were more significantly affected. Some categories of assets had lives extended, while others had lives shortened.

After we reviewed the results of the study, we discussed the results with our engineers and Foster and noted that there was an overall increase in the average remaining lives of our copper cable assets, and a corresponding overall decrease in the average remaining lives of our switching software assets.

Copper Cable: Remaining useful life has been extended from 16 years to 26 years

In reviewing the lives in the study and the lives/rates in place in 2004 we concluded that the results of the study in 2005 support our business experience that the life of all of our copper cable should be extended. While our access lines are decreasing, our losses are primarily due to people moving. As a result, the drop to a home may be out of use but the plant running past every home or business is working plant that services homes and businesses with dial-tone and/or high speed broadband. During the period 2002 through 2004 our useful life for copper was 16.9 years (as determined by independent appraisal/study at the end of Fiscal 2001), which was at the low end of the Federal Communication Commission ("FCC"), State of Wisconsin Commission (used as an example) and Technology Futures Inc. ranges of 20-26, 17-22, and 15-22 years, respectively. In reviewing our asset lives in 2005, we were aware that the lives were being extended for this asset class and we were getting more use of the copper cable as a result of technological changes in the industry (fiber is not being used by rural local exchange carriers as much as originally anticipated). The study is consistent with our expectation that the lives should be extended for the copper cable.

Switching Software: The whole life has been shortened from approximately 10 years to 5 years and the average remaining life has been shortened from approximately 5 years to a range of 2 to 4 years.

We discussed the decrease in the life for switching software with our engineers who indicated that the results of the study are consistent with the engineers view regarding the useful life of this asset. The decrease in the useful life for switching software is due to the frequency of the upgrades. The software needs to be current in order for the company to obtain technical support. The upgrades in many cases are as expensive as the initial software. As vendors are selling less hardware, they are selling more patches and upgrades to the original core software, sometimes as frequently as every 2 - 3 years. The use of a 5 year life for this asset class is appropriate based on technological advances and the Company's expected capital expenditures. This is consistent with the reduction in life proposed by the State of Wisconsin.

The Wisconsin State Telecommunications Association proposed that the service life for accounts 2212 (Digital Electronic Switching) should be shortened to 5 years, a life similar to computer equipment, due to consumer pressures for faster broadband services and the evolution within the telecommunications industry to soft switches and higher bandwidth digital loop carrier in the network. This is also consistent with recent experience and discussions with Company engineers.

Numerous external sources exist that affirm the Company's depreciation estimates. These sources include studies of depreciation rates performed by the FCC and State regulatory commissions. Foster utilized the same data sources in arriving at the recommended lives in its 2005 study.

The results of the study and the proposed corresponding average remaining lives are consistent with our expectation of the Company's future usage of plant and our capital expenditures program. The extension of the copper cable lives is consistent with the Company's experience that the lives are lengthening. The expected increase in the useful life of the copper cable results from placing electronic equipment closer to the home which permits increased functionality of the copper, and more frequent upgrades to the switching software in recent years have enabled us to increase bandwidth over the copper cable lines. Lastly, while some companies in our industry are building fiber to the home, the current trends for broadband applications do not require fiber to the home and, accordingly, the trends for fiber and the economics to pay for it do not make this replacement compelling.

A brief historical summary of the Company's depreciation expense used to support the Company's 10-K disclosure and assertion that depreciation expense would decline by 12.5% in 2006 is as follows:

                                 ($ in millions)

                                                                                 Expected
                                                     2003     2004      2005        2006
                                                     ----     ----      ----        ----
Net depreciable plant (beginning of the year)        3,690    3,531     3,336      3,186

Depreciation expense recorded                         468      446       416        364

Expense/Net plant                                    12.7%    12.6%     12.5%      11.4%

Capital expenditures (during the year)                278      276       275        280

  (All data includes ELI)

As our table shows, depreciation expense declines from $416 in 2005 to an expected $364, a drop of $52 or 12.5%.

The Company uses the group composite methodology for depreciation which relies upon net depreciable plant in its calculation. As demonstrated, our depreciation expense has declined over the period 2003 to 2005 as a result of a declining net asset base, and a similar decline occurs in 2006 regardless of the application of new life estimates. We have adjusted the language in our most recently filed 10-Q to state that the expected decline is the result of these factors. The 10-Q disclosure states that: "The decrease is due to a declining asset base and the result of extending the remaining useful lives of our copper facilities from approximately 16 years to a range of 26 to 30 years. The decrease was partially offset by the shortening of lives for our switching software assets, all in accordance with the independent study."

Comment 5
---------

(8) Discontinued Operations, page F-16
--------------------------------------

Refer to the second paragraph and the bottom table of page F-16 and explain to us in more detail why taxes substantially reduced your gain from the sale of CCUSA. Give us an analysis of the tax charge that reflects the effects of all factors that went into your tax charge for this line-item.

Response
--------

There are significant permanent basis differences between book and tax. The basis difference resulted in a lower book gain, compared to the tax gain.

CCUSA was acquired with shares of Citizens Communications stock in 1997 and in accordance with purchase accounting, the Company recorded goodwill upon acquisition. This goodwill asset has no tax basis. In accordance with paragraph 9d of FASB Statement 109 deferred taxes were not recorded for the basis difference associated with the goodwill.

Computation Summarized:             $(000,000)

                                                         Book     Tax

Sales Proceeds                                           43.6     43.6
Basis in Tangible Assets (Net)                           (2.1)    (1.2)
Basis in GW                                             (18.8)       0
Other Items                                              (8.6)    (3.0)
                                                        -----     ----
Total Gain(1)                                            14.1     39.4
                                                        =====
State Tax Expense                                                 (1.3)
Federal Tax Expense (35%)                                        (13.3)
Tax Benefit for timing differences and
   other items                                                     1.5
                                                                  ----
Total Tax Expense- Discontinued Op (2)                           (13.1)
                                                                  ====
Book Gain (1)                                           14.1
Tax Expense (2)                                        (13.1)
                                                       =====
Book Gain After Tax                                      1.0
                                                       =====

Comment 6
---------

(13) Management Succession and Strategic Alternatives Expenses, page F-21
-------------------------------------------------------------------------

Refer to the last paragraph of page F-21. Give us an analysis showing the equity instruments that were accelerated. Indicate the stock plans to which they pertain. Describe how the accelerated terms were changed and explain how you determined the value of the $33.6 (actually $36.6) non-cash expense for accelerated stock benefits. Please give us your calculations and refer to all pertinent authoritative accounting literature in your response.

Response
--------

Pursuant to Section 1.2(a) of the Separation Agreement, the awards were modified to accelerate vesting. The agreement states (in part):

"All of the Options and Restricted Stock that have not already vested shall vest and the Options shall become fully exercisable, and all restrictions on the Restricted Stock shall lapse, and all of the Options shall remain exercisable until (and may not be exercised at any time after) the later of (I) the expiration date of the Options as set forth in the applicable Award documents, as if no termination of employment had occurred and (II) the first anniversary of the Termination Date".

Authoritative Accounting Literature used to Value Acceleration:

At the time of this transaction (separation of two executives) we followed APB Opinion 25 to account for Stock Based Compensation Plans. The separation agreements required us to apply paragraphs 36 and 37 of FASB Interpretation 44. Paragraph 36 states that additional compensation expense is to be recorded as a result of a modification to an award. Below please find the methodology used to calculate the additional or accelerated compensation expense as a result of award modifications.

The awards were modified as follows:

Restricted Stock - Restricted awards are valued at the time of grant and expensed ratably over the vesting period. As a result of the change in vesting period (immediate full vest) we expensed all "unamortized" restricted stock compensation.

Stock options - For all grants where the exercise price was lower than the fair market value on the date of termination, a charge was taken for the difference between the exercise price and the fair market value.

During our review of this response we noted that certain awards were treated as modifications while other awards were not treated as modifications. We also noted that after reviewing the employment agreement of Len Tow, his award grant documentation and his separation agreement, as well as the incentive award agreement documentation of Scott Schneider, certain award grants should not have been treated as modifications and vice versa. These errors result in an immaterial difference of approximately $500,000 (over-expensed).

Non-Cash Expense for Accelerated Stock Benefits

              Restricted Stock             $35,754,929  (Attachment A)

              Stock Options                    862,710  (Attachment B)

                               Total       $36,617,639


                                  Attachment A
                          Citizens Communications Corp
                          SEC Comments Dated 4/25/2006
 Response to Comment 6. Management Succession and Strategic Alternatives Expenses
                                Restricted Stock

                                                                                           Expensed Prior to
                                                                             Total            Separation         Non-Cash
     Stock               Plan           Grant Date  Shares     Price      Comp Expense       July 9, 2004         Expense
----------------  ------------------------------------------- ---------  ------------------------------------  ------------

Restricted        Employment Contract   7/11/1996    500,000    13.050        6,525,000            6,157,500       367,500

Units             Equity Incentive Plan  1/1/1998      4,070    13.050           53,114                    0        53,114

Units             Equity Incentive Plan  1/1/1999      5,820    13.050           75,951                    0        75,951

Units             Employment Contract   6/11/1999    225,000    13.050        2,936,250                    0     2,936,250

Units             Equity Incentive Plan  1/1/2000      4,104    13.050           53,557                    0        53,557

Units             Employment Contract   5/18/2000     72,727    13.050          949,087                    0       949,087

Restricted        Employment Contract   10/1/2000  1,000,000    13.050       13,050,000            7,389,000     5,661,000

Restricted        Employment Contract   2/18/2000  1,518,750    15.875       24,110,156           10,849,568    13,260,588

Units             Equity Incentive Plan 6/18/2001    100,000    13.050        1,305,000                    0     1,305,000

Restricted        Equity Incentive Plan 5/16/2002    200,000     9.520        1,904,000              897,007     1,006,993

Restricted        Employment Contract   5/16/2002    250,000     9.520        2,380,000            1,081,817     1,298,183

Restricted        Equity Incentive Plan 3/13/2003    155,000     9.390        1,455,450              646,866       808,584

Restricted        Equity Incentive Plan 2/19/2004    171,000    12.400        2,120,400              294,500     1,825,900

Restricted        Equity Incentive Plan 3/11/2004    200,000    12.590        2,518,000              279,778     2,238,222

Restricted        Separation Agreement   7/9/2004    300,000    13.050        3,915,000                    0     3,915,000



                                                   ----------            --------------- --------------------  ------------
Total                                              4,706,471                 63,350,965           27,596,036    35,754,929
                                                   ==========            =============== ====================  ============

Note:  Stock Units Convert to Stock at Retirement


                                  Attachment B
                          Citizens Communications Corp
                          SEC Comments Dated 4/25/2006
 Response to Comment 6. Management Succession and Stragegic Alternatives Expenses
                                  Stock Options


                                                      Vested/Unexercised           Exercise                         Non-Cash
          Plan                        Grant Date        at Separation               Price            FMV            Expense
-------------------------    -----------------------------------------------    ------------    ------------   ------------------

Equity Incentive Plan                  2/16/1996                    227,746          10.571           13.05              564,810

Equity Incentive Plan                  6/18/2001                     48,750           12.37           13.05               33,150

Equity Incentive Plan                  5/16/2002                     75,000            9.52           13.05              264,750


                                                    ------------------------                                   ------------------
Total                                                               351,496                                              862,710
                                                    ========================                                   ==================


Comment 7
---------

(15) Company Obligated Mandatorily Redeemable Convertible Preferred Securities,
-------------------------------------------------------------------------------
 page F-22
----------

We note that the first paragraph of page F-23 indicates that you deconsolidated Citizens Utilities Trust and Citizens Utilities Capital L.P. on January 1, 2004. Give us a reasonably detailed description of Citizens Utilities Trust, Citizens Utilities Capital L.P. and your EPPICS. Explain how you applied the provisions of FIN 46R and why it was appropriate to deconsolidate both of these affiliates.

Response
--------

The Company applied FIN 46R to its EPPICS, Citizens Utilities Trust ("Trust") and Citizens Utilities Capital L.P. ("LP") and determined that the Trust and LP were variable interest entities ("VIE"). Both entities are VIE's because their activities are so restricted and predetermined that the security holders of these entities lack the direct or indirect ability to make decisions about their activities through voting rights or similar rights. Neither the Trust nor LP have any operations. Both are entirely dependent on Citizens for the receipt of cash, and they serve as a simple conduit to pay the dividends on the EPPICS securities. The investors are the primary beneficiaries of the Trust and the Trust is the primary beneficiary of the Partnership. The determination of which party consolidates the Trust and Partnership under FIN 46R depends on which parties hold a variable interest in the Trust and Partnership and whether any of those parties hold an interest that absorbs a majority of the expected losses of the Trust and Partnership or receives a majority of the residual returns of the trust. Since the primary beneficiary of the Trust and Partnership is not Citizens, Citizens was required to deconsolidate the Trust and Partnership upon the adoption of FIN 46R.

A similar structure and its resulting accounting treatment under FIN 46R was used as an example on page 100 of KPMG's Consolidation of Variable Interest Entities An analysis of FASB Interpretation No. 46. Our treatment of these entities follows KPMG's interpretation.

We include the following description of Citizens Utilities Trust and Citizens Utilities Capital L.P. from the EPPICS prospectus dated January 16, 1996 as filed by Citizens Utilities Trust and Citizens Utilities.

Citizens Utilities Capital L.P.

Citizens Utilities Capital L.P. is a special purpose limited partnership formed under the laws of the State of Delaware. All of its partnership interests (other than the Partnership Preferred Securities and the interests of any Special Representative, as defined herein) will be beneficially owned directly or indirectly by Citizens (the "General Partnership Security" and, together with the Partnership Preferred Securities, the "Partnership Securities"). Citizens or one of its wholly owned subsidiaries will be the sole general partner of Citizens Capital and will contribute capital to the extent required to establish and maintain a General Partnership Security equal to at least 3% of the total capital of the Partnership. Citizens Capital exists for the sole purposes of (i) raising capital through the one-time issuance of its Partnership Securities,

(ii) loaning such  capital to Citizens in exchange for  Convertible  Debentures,
(iii) collecting quarterly interest payments on the Convertible Debentures, placing orders with brokers to sell shares of Common Stock received as such interest payments and paying the required quarterly distributions on its Partnership Securities, (iv) effecting the conversion of the Partnership Preferred Securities into Common Stock Series A and (v) engaging in only those other activities necessary or incidental thereto. The partnership will hold title to the Convertible Debentures and will have the power to exercise all rights, powers and privileges under the Indenture (as defined herein) as the holder of the Convertible Debentures.

Citizens Utilities Trust

Citizens Utilities Trust, the issuer of the Convertible Preferred Securities, is a statutory business trust formed under the Delaware Business Trust Act (the "Trust Act") pursuant to a declaration of trust, dated as of October 13, 1995, executed by Citizens, as sponsor, and the trustees specified therein. The declaration of trust will be qualified as an indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). Citizens owns and will own, directly or indirectly, all of the Convertible Common Securities of the Trust, which will amount to at least 3% of the total capital of the Trust. The Trust exists for the sole purposes of (i) issuing its Trust Securities, (ii) contributing the proceeds thereof to the Partnership to acquire the Partnership Preferred Securities and (iii) engaging in only those other activities necessary or incidental thereto.

Comment 8
---------

(17) Sock Plans, page F-23
--------------------------

We note that the number and exercise price of all of your outstanding options were changed in response to the special $2.00 dividend paid in September 2004. Describe and quantify how you changed the terms of these options and explain to us how you applied the guidance of FIN 44 and EITF 00-23.

Response
--------

FIN 44 requires that Company meet very specific criteria to avoid variable plan accounting when repricing existing options in response to a special large non-recurring dividend. The two key criteria are as follows (paragraph 53):

     1) The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change.
     2) The ratio of the exercise price per share to the market value per share is not reduced.

EITF 00-23 suggests that the Company would have been subject to variable plan accounting if the Company had not made the appropriate changes in response to the special dividend.

We have applied the guidance of paragraph 53 of FIN 44 and provide the following actual example (all option grants of the Company were reissued/repriced in a similar fashion):

Option grant of 12/13/94: 36,352 shares at an exercise price of $7.75 was repriced and reissued as 42,215 shares at an exercise price of $6.67.

Intrinsic Value Test:  (slight difference due to rounding)
---------------------

                  Before:  36,352 x 7.75 = $281,728
                  After:   42,215 x 6.67 = $281,574

Ratio Test:
-----------

         Market value before dividend $14.40, after dividend $12.40

            Ratio  Before:  7.75/14.40 = 53.8%
                   After:   6.67/12.40 = 53.8%

Comment 9
---------

(19)     Income Taxes, page F-27
--------------------------------

The first table on page F-27 discloses that adjustments to tax reserves significantly reduced your provisions of income taxes in each of the three years presented. Describe these reserves for us. Tell us when and why the original accruals were made and how you applied the guidance of SFAS 5. Tell us what happen and how these obligations were reduced or settled in your favor.

Response
--------

Description of Tax Reserves
---------------------------

The tax reserve adjustment referred to in the first table on page F-27 pertained to income tax liability accruals for both federal and state income tax contingencies. The tax years covered by the accruals were 1997 through 2001, which is the latest federal audit cycle completed for Citizens by the Internal Revenue Service ("IRS"). The most significant federal and state income tax reserves have been summarized below under the category "Federal and State Income Tax Contingencies".

Accounting Methodology
----------------------

The Company applied the provisions of paragraph 8 of Statement of Financial Accounting Standards No. 5 (SFAS 5) and the provisions of SFAS 109 in recording (or releasing) liabilities, including interest, for the income tax contingencies that were recognized in the years 2003 through 2005. The Company has also complied with the provisions of paragraph 14 of SFAS 5 by not accruing for general or unspecified contingencies during the same periods. The liability maintained on the Company's balance sheet for these audit years included items that had both been raised by the IRS in previous audit cycles as well as issues that had not been raised but were expected to be challenged during the current cycle, in management's best judgment, on both a federal and state level.

Background of Federal Audit Cycle during the period
---------------------------------------------------

The federal income tax audit cycle for 1997 through 2001 commenced in the second quarter of 2002 (with appropriate waivers granted by the Company for relevant years) and was completed in the 3rd quarter of 2004. During the course of the IRS' fieldwork, the Company granted an additional waiver of time to keep these tax years open effectively through December 31, 2005. The IRS issued its examination report to the Company in August of 2004 and the Company agreed to the proposed adjustments. The Congressional Joint Committee on Taxation completed its consideration of the examination report in September of 2004 and took no exceptions to the conclusions and adjustments reached in the report by the IRS.

Federal and State Income Tax Contingencies
------------------------------------------

The following summarizes the most significant federal and state income tax contingencies that were resolved and concluded during 2003-2005:

     Federal Income Tax Contingencies
     --------------------------------

     -    1997-1998 Company Owned Life Insurance (COLI)
          ---------------------------------------------

          The Company purchased insurance to cover losses associated with the death of employees. The Company borrowed funds to purchase the insurance, resulting in an interest deduction, while the value on the insurance policy increased on a tax-free basis. The IRS challenged the tax benefits that were being claimed by taxpayers, including Citizens, in COLI programs.

          The IRS established a settlement policy for applicable taxpayers in a compliance initiative program that allowed for a deduction for 20% of interest paid on the policies and 20% of administration fees. In addition, 20% of the proceeds of termination value received on surrender of the policies were taxed.

     -    1997-2001 Software Development
          ------------------------------
          The Company has established an accounting method for federal income tax purposes of deducting costs associated with developing internal software in the tax year the costs are incurred. During the applicable years, we had software initiatives that included elements of "process changes." Although the process changes were directly related to and were required as part of the software development, these expenses did not specifically involve programming software.

          A contingency reserve was established in the event that the IRS required the process expenses to be capitalized.

     -    ***********************************************
          -----------------------------------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          *****************************************.

          **********************************************************************
          ******************************************************.

     -    1997 Bad Debt Write-off in Long Distance
          ----------------------------------------

          We followed a book write-off of bad debts related to our long distance operations for tax purposes. After the IRS inquired about this write-off a contingency reserve was established for an expected disallowance of the deduction due to the inadequacy of the available supporting documents.

     -    *********************************
          ---------------------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          ****************************.

     -    ********************************
          --------------------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          ****************************************.


     State Income Tax Contingencies
     ------------------------------

     -    ***********************************************
          -----------------------------------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          ***************************.

     -    ************************
          ------------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          ****************.

     -    1997-2000 West Virginia Step-up Depreciation
          --------------------------------------------

          Citizens (the parent company) sold assets to CTC West Virginia at fair market value resulting in a gain for Citizens and a step-up in tax basis for CTC West Virginia. A state income tax reserve was established in the event that the state of West Virginia disallowed the depreciation deductions based upon the relationship of the parties involved.

     -    1995-2000 Arizona Unitary & Pollution Audit
          -------------------------------------------

          The state of Arizona commenced an audit for the years 1995 through 2000 in the 4th quarter of 2002. The Company filed its Arizona state income tax returns on a unitary basis from 1998 to 2000. Issues that arose in the course of the audit that were being challenged by the state included filing on a unitary basis, interest expense deductions and the apportionment of salaries from the Company's telecommunications headquarters in Dallas, Texas. Also at risk was a step-up in basis driven depreciation deduction similar to the West Virginia transaction described above.

     -    ********************
          --------------------

          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          **********************************************************************
          ********************************************************.

     -    1997-2002 Non-Taxable Income
          ----------------------------

          We had a significant investment portfolio prior to the year 2000. We operate in many states that use a "unitary" or consolidated income basis for state taxation. Consistent with case law and state statutes, we excluded investment earnings from the unitary state filings, only subjecting the income to tax in the state of principal management, Connecticut.

          A reserve for challenge to the exclusion was established in the event of audit adjustments in the unitary states.

     -    1999-2001 Tennessee & Wisconsin Apportionment
          ---------------------------------------------

          Citizens Telecom Service Co. ("CTSC") was the administrative headquarters located in Dallas, Texas for all of our telephone properties. The costs associated with that company, including salaries, were allocated to the various telephone properties. We adjusted the payroll apportionment factor for the Tennessee and Wisconsin properties to reflect services provided by CTSC to those properties, thus reducing the overall apportionment factor in those states. Since the CTSC employees were not employees of the telephone companies, those states could adjust the apportionment factor upwards increasing the state tax liability.

Description of Credit Recognized for Year Ending 2003
-----------------------------------------------------

The credit recognized by the Company in 2003 reflected the preliminary findings of a segment of the IRS fieldwork concluded in the second quarter. Specifically, the IRS' engineering specialist completed his fieldwork related to the Company's fixed assets, depreciation, capitalization policies and processes, etc. That review concluded in May 2003. As such, in management's judgment, the reserves maintained for the remaining balances for the following audit issues were recognized: 1997-2001 Software development, **************************
**************************************.  The issue related to Company Owned Life
Insurance (COLI) was also reversed as the IRS and the Company reached agreement on a settlement consistent with the IRS' COLI settlement program. The state income tax reserve for the above federal issues was also reversed based on management's conclusion that the states would follow the federal treatment of these issues.

Description of Credit Recognized for Year Ending 2004
-----------------------------------------------------

As noted above, the IRS concluded its audit of the 1997-2001 audit years and issued its report in the 3rd quarter of 2004. Further, the IRS did not propose adjustments for the remaining federal income tax exposures for which reserves were still maintained. Accordingly, the Company reversed the reserves. These items included 1997 bad debt write-off in long distance *************************************. The Company also reversed state income tax reserves previously established for federal issues based on the expectation that the states would follow the federal tax treatment of the items. The Company also reversed the remaining income tax reserves for the Arizona state income tax contingencies, net of federal benefit, as the audit was settled in the 3rd quarter of 2004.

Description of credit recognition for the year ending 2005
----------------------------------------------------------

The credits recognized by the Company in 2005 were the result of the expiration of the statute of limitations for all state liabilities that remained on the books for the audit years 1997 through 2001 (except for the state of Tennessee discussed below). The audit years 1997 through 2001 generally remained open at the state level until the federal waiver expired, effectively, at December 31, 2005. At any time up until that date a state could have provided notice to the Company that an examination of those years was forthcoming. Based on the fact that no state provided notice to the Company of their intent to audit those years (except Tennessee) by December 31, 2005, the Company reversed the liabilities that had been maintained.

The    state    issues    reversed    in   2005    included    the    following:
********************************************************************** 1997-2000
West Virginia Step-up Depreciation; ******************** 1997-2002 Non-taxable income; and 1999-2001 Wisconsin apportionment.

The state of Tennessee conducted an audit of the years 1999 through 2002 during 2005 and concluded their fieldwork in the 4th quarter. The Company was assessed tax and interest for issues including disallowance of depreciation deductions and apportionment factors. The state tax reserves maintained for Tennessee related issues were all reversed at year-end 2005 net of the payment made to close the audit for those years.

     Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5769.


                                        Sincerely,



                                        /s/ Donald R. Shassian
                                        ----------------------
                                        Donald R. Shassian
                                        Chief Financial Officer